Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alcon, Inc.:

We consent to the incorporation by reference in this registration statement on Form F-4 of Novartis AG of our report dated March 15, 2010, with respect to the consolidated balance sheets of Alcon, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the Form 20-F of Alcon, Inc. dated March 16, 2010.  We also consent to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Fort Worth, Texas
December 20, 2010